Exhibit 99.1

NEWS RELEASE
1583 S. 1700 E. ● Vernal, UT 84078 ● (435)789-0594

FOR IMMEDIATE RELEASE

Superior Drilling Products Reports First Quarter 2024 Results

VERNAL, UT – May 14, 2024 — Superior Drilling Products, Inc. (NYSE American: SDPI) (“SDP” or the “Company”), a designer and manufacturer of drilling tool technologies, today reported financial results for the first quarter ended March 31, 2024. On March 7, 2024, Drilling Tools International Corp. (“DTI”) (Nasdaq: DTI) and SDP jointly announced they have entered into a definitive agreement under which DTI agreed to acquire SDP for total consideration of approximately $32.2 million. The closing of the transaction is expected to occur in the third quarter of 2024.

First Quarter 2024 Revenue Review (See at “Definitions” the composition of product/service revenue categories.)

($ in thousands)	March 31, 2024	December 31, 2023	March 31, 2023	Change Sequential	Change Year/Year
North America	$4,249	$3,639	$5,475	16.8%	(22.4)%
International	697	633	806	10.1%	(13.5)%
Total Revenue	$4,946	$4,273	$6,281	15.8%	(21.3)%

Tool (DNR) Revenue	$2,981	$2,512	$4,254	18.7%	(29.9)%
Contract Services	1,965	1,761	2,027	11.6%	(3.1)%
Total Revenue	$4,946	$4,273	$6,281	15.8%	(21.3)%

The year-over-year change in revenue was impacted by lower tool sales, which largely reflected the decline in U.S. rig count. The average U.S. rig count of 623 in the first quarter of 2024 was down 138 rigs, or 18%, from the prior-year period.

The Company’s North America revenue related to tool sales were up sequentially, largely given the timing of orders from DTI, the Company’s North American distributor.

International revenue growth was 10% sequentially, demonstrating the successful advancements of the Company’s operations in the Middle East (ME), and the increasing rig counts in the ME region.

For the first quarter of 2024, North America revenue comprised approximately 86% of total revenue, with remaining sales all within the ME.

Superior Drilling Products Reports First Quarter 2024 Results May 14, 2024 Page 2 of 8

First Quarter 2024 Operating Results

($ in thousands, except per share amounts)	March 31, 2024	December 31, 2023	March 31, 2023	Change Sequential	Change Year/Year
Cost of revenue	$2,305	$1,939	$2,239	18.9%	3.0%
As a percent of sales	46.6%	45.4%	35.6%
Selling, general & administrative	$2,130	$2,263	$2,339	(5.8)%	(8.9)%
As a percent of sales	43.1%	53.0%	37.2%
Depreciation & amortization	$351	$344	$326	2.0%	7.7%
Total operating expenses	$4,787	$4,546	$4,903	5.3%	(2.4)%
Operating income (loss)	$159	$(273)	$1,378	NM	(88.4)%
As a % of sales	3.2%	-6.4%	21.9%
Other (expense) including income tax	$(1,982)	$5,859	$(135)	NM	NM
Net (loss) Income	$(1,822)	$5,586	$1,513	NM	NM
Diluted earnings per share	$(0.06)	$0.18	$0.05
Adjusted EBITDA¹	$839	$439	$2,019	91.0%	(58.4)%
As a % of sales	17.0%	10.3%	32.1%

1Adjusted EBITDA is a non-GAAP measure defined as earnings before interest, taxes, depreciation, and amortization, non-cash stock compensation expense, and unusual items. See the attached tables for important disclosures regarding SDP’s use of Adjusted EBITDA, as well as a reconciliation of net income to Adjusted EBITDA.

The cost of revenue increase reflected the underutilization of manufacturing resources given the reduced demand, as well as increased headcount, operating supplies and travel in the ME. Selling, general and administrative (SG&A) expenses decreased 9% year-over-year, and 6% sequentially, largely due to lower patent infringement related legal fees.

Included in other expenses and reflected in the net loss for the first quarter of 2024 was $1.7 million of acquisition related expenses. These pertained to legal and professional fees in support of the agreement and plan of merger with DTI. Net income for the 2023 fourth quarter included the release of $6.4 million of deferred tax asset valuation allowance.

Balance Sheet and Liquidity

For the three months ended March 31, 2024, net cash used in operating activities was $304 thousand compared with $1.0 million of cash generated from operations in the first quarter of 2023. Cash at quarter-end was $2.1 million.

Capital expenditures of $122 thousand in the first quarter of 2024 were largely for equipment for the Company’s ME service and technology center.

Total debt at quarter-end was $2.1 million.

Definitions and Composition of Product/Service Revenue:

Tool (DNR) Revenue is the sum of tool sales/rental revenue and other related tool revenue, which is comprised of royalties and fleet maintenance fees.

Contract Services revenue is comprised of repair and manufacturing services for drill bits and other tools or products for customers.

About Superior Drilling Products, Inc.

Superior Drilling Products, Inc. is an innovative, cutting-edge drilling tool technology company providing cost saving solutions that drive production efficiencies for the oil and natural gas drilling industry. The Company designs, manufactures, repairs, and sells drilling tools. SDP drilling solutions include the patented Drill-N-Ream® well bore conditioning tool and the patented Strider™ oscillation system technology. In addition, SDP is a manufacturer and refurbisher of PDC (polycrystalline diamond compact) drill bits for leading oil field service companies. SDP operates a state-of-the-art drill tool fabrication facility, where it manufactures its solutions for the drilling industry, as well as customers’ custom products. The Company’s strategy for growth is to leverage its expertise in drill tool technology and innovative, precision machining in order to broaden its product offerings and solutions for the oil and gas industry.

Additional information about the Company can be found at: www.sdpi.com.

Superior Drilling Products Reports First Quarter 2024 Results May 14, 2024 Page 3 of 8

Additional Information for Superior Drilling Products, Inc. Shareholders and Where to Find It

This press release relates to a proposed acquisition of Superior Drilling Products, Inc. (“SDP”) by Drilling Tools International Corporation (“DTI”). In connection with the transaction, DTI filed a registration statement on Form S-4 on May 10, 2024, which includes a document that serves as a prospectus of DTI and a proxy statement of SDP (the “joint proxy statement/prospectus”), and each party will file other relevant documents regarding the transaction with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE SCHEDULE 13E-3, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to shareholders of SDP. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other relevant documents filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by DTI will be available free of charge on the DTI website at www.drillingtools.com or by contacting DTI by email at InvestorRelations@drillingtools.com or by mail at 3710 Briarpark Drive, Suite 150, Houston, TX 77042. Copies of the documents filed with the SEC by SDP will be available free of charge on the SDP website at https://sdpi.com or by contacting SDP by email at dpawlowski@keiadvisors.com or by mail at 1583 S. 1700 E., Vernal UT 84078.

Participants in the Solicitation

DTI and SDP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the SDP shareholders in connection with the proposed transaction. Information about the directors and executive officers of DTI is set forth in its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 28, 2024, and in other documents filed with the SEC by DTI and its executive officers and directors. Information about the directors and executive officers of SDP is set forth in its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 15, 2024, and in other documents filed with the SEC by SDP and its executive officers and directors.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and Schedule 13e-3 and other relevant materials in connection with the transaction to be filed with the SEC when they become available. Information concerning the interests of the participants in the solicitation, which may, in some cases, be different than those of SDP’s shareholders generally, will be set forth in the joint prospectus/proxy statement relating to the proposed transaction and the Schedule 13e-3 when they become available. Investors should read the proxy statement/prospectus and Schedule 13e-3 carefully before making any voting or investment decisions.

Superior Drilling Products Reports First Quarter 2024 Results May 14, 2024 Page 4 of 8

Safe Harbor Regarding Forward Looking Statements

This news release contains forward-looking statements and information that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical fact included in this release, including, without limitation, statements regarding the proposed transaction, the Company’s strategy, future operations, success at developing future tools, the Company’s effectiveness at executing its business strategy and plans, financial position, estimated revenue and losses, projected costs, prospects, plans and objectives of management, and ability to outperform are forward-looking statements. The use of words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project”, “forecast,” “should,” “plan or “will,” and similar expressions are intended to identify forward-looking statements, although not all forward -looking statements contain such identifying words. These statements reflect the beliefs and expectations of the Company and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, the effectiveness of success at expansion in the Middle East, options available for market channels in North America, the deferral of the commercialization of the Strider technology, the success of the Company’s business strategy and prospects for growth; the market success of the Company’s specialized tools, effectiveness of its sales efforts, its cash flow and liquidity; financial projections and actual operating results; the amount, nature and timing of capital expenditures; the availability and terms of capital; competition and government regulations; the duration of the COVID-19 pandemic and related impact on the oil and natural gas industry; general economic conditions; the conditions to the completion of the proposed transaction, including obtaining Company shareholder approval and the regulatory approvals required for the transaction on the anticipated schedule or at all, financing for the transaction may not be obtained by DTI on favorable terms or at all, the closing of the proposed transaction may not occur or could be delayed, either as a result of litigation related to the transaction or otherwise or result in significant costs of defense, indemnification, and liability, the risk that the cost savings and any other synergies from the transaction may not be fully realized by DTI or may take longer or cost more to be realized than expected, including that the transaction may not be accretive to DTI within the expected timeframe or the extent anticipated, completing the transaction may distract DTI and Company management from other important matters, the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), the possibility that competing offers or acquisition proposals for the Company will be made, the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction, including in circumstances, which would require a party to pay a termination fee, the effect of the announcement or pendency of the proposed transaction on the Company’s ability to attract, motivate or retain key executives and employees, its ability to maintain relationships with its customers, suppliers and other business counterparties, or its operating results and business generally, risks related to the proposed transaction diverting management’s attention from the Company’s or DTI’s ongoing business operations, the amount of costs, fees and expenses related to the proposed transaction, the risk that the Company’s or DTI’s stock price may decline significantly if the proposed transaction is not consummated, the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay. These and other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by the Company with the Securities and Exchange Commission could adversely affect the outcome and financial effects of the Company’s plans and described herein. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, contact investor relations:

Deborah K. Pawlowski / Craig P. Mychajluk
Kei Advisors LLC
716-843-3908 / 716-843-3832
dpawlowski@keiadvisors.com / cmychajluk@keiadvisors.com

Superior Drilling Products Reports First Quarter 2024 Results May 14, 2024 Page 5 of 8

FINANCIAL TABLES FOLLOW

Superior Drilling Products, Inc.

Consolidated Condensed Statements of Operations
(unaudited)

	Three Months Ended March 31,
	2024	2023
Revenue
North America	$4,249,150	$5,475,061
International	697,066	806,153
Total Revenue	$4,946,216	$6,281,214

Operating cost and expenses
Cost of revenue	$2,305,068	$2,238,597
Selling, general, and administrative expenses	2,130,488	2,338,841
Depreciation and amortization expense	351,213	326,014
Total operating cost and expenses	$4,786,769	$4,903,452
Operating income	$159,447	$1,377,762

Other income (expense)
Interest income	20,691	16,898
Interest expense	(194,008)	(154,091)
Acquisition expense	(1,748,277)	-
Recovery of related party note receivable	-	350,262
Loss on disposition of assets	(5,819)	-
Total other (expense) income	(1,927,413)	213,069

(Loss) Income before income taxes	(1,767,966)	1,590,831
Income tax expense	(54,422)	(77,612)
Net (loss) income	$(1,822,388)	$1,513,219

(Loss) Earnings per common share - basic	$(0.06)	$0.05
Weighted average common shares outstanding - basic	30,391,244	29,245,080

(Loss) Earnings per common share - diluted	$(0.06)	$0.05
Weighted average common shares outstanding - diluted	30,391,244	29,276,716

Superior Drilling Products Reports First Quarter 2024 Results May 14, 2024 Page 6 of 8

Superior Drilling Products, Inc.

Consolidated Condensed Balance Sheets

	March 31, 2024	December 31, 2023
ASSETS

Current Assets
Cash	$2,080,224	$2,670,626
Accounts receivable	2,355,947	2,670,361
Prepaid expenses	323,214	335,152
Inventories	2,695,666	2,706,491
Other current assets	433,090	373,587
Total current assets	7,888,141	8,756,217

Property, plant and equipment, net	11,037,332	11,242,251
Right of use assets (net of amortization)	395,453	451,094
Deferred tax asset	6,407,195	6,387,240
Other noncurrent assets	199,816	199,816
Total assets	$25,927,937	$27,036,618

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,775,936	$1,547,619
Accrued expenses	1,300,744	870,060
Accrued income tax	651,081	626,455
Current portion of operating lease liability	55,019	54,034
Current portion of long-term financial obligation	86,685	83,648
Current portion of long-term debt, net of discounts	543,771	635,273
Total current liabilities	4,413,236	3,817,089

Operating lease liability, less current portion	278,751	325,480
Long-term financial obligation, less current portion	3,930,595	3,954,373
Long-term debt, less current portion, net of discounts	1,557,351	1,609,868
Deferred income	675,000	675,000
Total liabilities	10,854,933	10,381,810

Shareholders’ equity
Common stock (30,391,240 and 28,235,001)	30,391	30,391
Additional paid-in-capital	45,315,307	45,074,723
Accumulated deficit	(30,272,694)	(28,450,306)
Total shareholders’ equity	15,073,004	16,654,808
Total liabilities and shareholders’ equity	$25,927,937	$27,036,618

Superior Drilling Products Reports First Quarter 2024 Results May 14, 2024 Page 7 of 8

Superior Drilling Products, Inc.

Consolidated Statements of Cash Flows

(unaudited)

	Three Months Ended March 31,
	2024	2023
Cash Flows from Operating Activities
Net (loss) income	$(1,822,388)	1,513,219
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	351,215	326,014
Amortization of right-of-use assets	55,641	51,257
Share-based compensation expense	240,584	227,148
Deferred tax asset	(19,955)	-
Loss on disposition of rental fleet	2,806	-
Loss on sale or dispositon of assets	3,013	-
Amortization of deferred loan cost	4,519	3,087
Changes in operating assets and liabilities:
Accounts receivable	314,414	(718,533)
Inventories	10,825	(167,601)
Prepaid expenses and other current assets	(47,565)	(1,954)
Accounts payable, accrued expenses, and other liabilities	578,315	(262,804)
Income Tax expense	24,626	75,547
Net cash (used in) provided by operating activities	$(303,950)	$1,045,380

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(122,483)	(1,567,524)
Proceeds on sale of assets	5,310	-
Proceeds from recovery of related party note receivable	-	350,262
Net cash used in investing activities	$(117,173)	$(1,217,262)

Cash Flows from Financing Activities
Principal payments on debt	(241,985)	(213,905)
Proceeds received from debt borrowings	72,706	-
Payments on revolving loan	-	(472,089)
Proceeds received from revolving loan	-	655,754
Net cash used in financing activities	$(169,279)	$(30,240)

Net decrease in cash	(590,403)	(202,122)
Cash at beginning of period	2,670,626	2,158,025
Cash at end of period	$2,080,223	$1,955,903

Superior Drilling Products Reports First Quarter 2024 Results May 14, 2024 Page 8 of 8

Superior Drilling Products, Inc.

Adjusted EBITDA Reconciliation

(unaudited)

	Three Months Ended
	March 31, 2024	December 31, 2023	March 31, 2023

GAAP net income	$(1,822,388)	$5,585,820	$1,513,219
Add back:
Depreciation and amortization	351,215	344,322	326,014
Interest expense, net	173,317	183,984	137,193
Share-based compensation	240,584	237,373	227,148
Net non-cash compensation	88,200	88,200	88,200
Income tax expense (benefit)	54,422	(6,312,108)	77,612
Recovery of Related Party Note Receivable	-	198,894	(350,262)
Employee Severance Cost	-	42,294	-
Acquistion expense	1,748,277	-	-
Loss on disposition of assets	5,819	70,663	-
Non-GAAP adjusted EBITDA¹	$839,446	$439,442	$2,019,124

GAAP Revenue	$4,946,216	$4,272,784	$6,281,214
Non-GAAP Adjusted EBITDA Margin	17.0%	10.3%	32.1%

1 Adjusted EBITDA represents net income adjusted for income taxes, interest, depreciation and amortization and other items as noted in the reconciliation table. The Company believes Adjusted EBITDA is an important supplemental measure of operating performance and uses it to assess performance and inform operating decisions. However, Adjusted EBITDA is not a GAAP financial measure. The Company’s calculation of Adjusted EBITDA should not be used as a substitute for GAAP measures of performance, including net cash provided by operations, operating income, and net income. The Company’s method of calculating Adjusted EBITDA may vary substantially from the methods used by other companies and investors are cautioned not to rely unduly on it.

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